SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 30TH, 2009

DATE, TIME AND PLACE: On October 30th, 2009, at 08:00 am, in the Meeting Hall of the Board of Directors, located at Avenida das Américas, No. 3.434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi, members of the Company’s Board of Directors. Pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Mr. Stefano de Angelis attended the meeting by means of conference call and Mr. Oscar Cicchetti forwarded to the Chairman of the Board its Voting Statement, which shall be duly filed in the Company’s headquarters. Also attended the meeting Messrs. Miguel Roberto Gherrize, Chairman of the Statutory Audit Committee, Claudio Zezza, Chief Financial and Investor Relations Officer, Mario Girasole, Chief Regulatory Officer, and Alessandra Catanante, General Secretary of the Board of Directors, as well as the representative of the independent auditors of the Company, Ernst & Young Auditores Independentes S.S. (“Ernst & Young”).

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) Resolve on the quarterly information (“ITR”) of the Company dated as of September 30th, 2009; (2) Resolve on the corporate restructuring of the controlled companies TIM Celular S.A. and TIM Nordeste S.A. (“Controlled Companies”); (3) Resolve on the execution of the SEC Form F-6; (4) Resolve on the new “Regulation for observance of the ANATEL Acts No. 68.276, dated as of October 31st, 2007 and No. 3.804, dated as of July 7th, 2009”; and (5) Other matters related to the items of the agenda or even of general interest to the Company.

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RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous vote: (1) Approve, based on the information rendered by the Company, the Statutory Audit Committee and the independent auditors, the quarterly information (“ITR”) of the Company dated as of September 30th, 2009, which was subject to a limited revision by the independent auditors, Ernst & Young; (2) Approve the proposal of corporate restructuring of the Controlled Companies, regarding the merger of TIM Nordeste S.A. into TIM Celular S.A., which shall be submitted to approval in the respective Shareholders’ Meetings, pursuant to the provided for in the Section 223 and followings of the Law No. 6.404, dated as of December 15th, 1976, being the Officers of the Company and the Controlled Companies authorized to take all the measures deemed necessary to turn effective the resolution approved herein, specially in relation to the approval of the referred restructuring in the Shareholders’ Meetings of the Controlled Companies, and including those before the competent public bodies; (3) Approve the execution of the SEC Form F-6, as presented to this Board, as well as its filing in the Securities and Exchange Commission – SEC; (4) Approve the “Regulation for observance of the ANATEL Acts No. 68.276, dated as of October 31st, 2007 and No. 3.804, dated as of July 7th, 2009”, in order to fully comply with the provisions stated in the referred Acts, as long as they concern this Board and the Company, recommending to the Chief Executive Officer the adoption of the proper measures to turn effective, immediately, the referred Regulation, which shall be duly filed in the Company’s headquarters. The Chairman of the Board informed that such resolution shall be timely forwarded to ANATEL and for knowledge to Telecom Italia S.p.A.; and (5) No other matter was resolved by the Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Oscar Cicchetti, Stefano de Angelis, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), October 30th, 2009.

ALESSANDRA CATANANTE
General Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 30, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.